Exhibit 1

KongZhong Corporation Announces Results of 2014 Annual General Meeting

Beijing, December 18, 2014 – KongZhong Corporation (NASDAQ:KZ), a leading online games publisher and developer in the PRC, today announced the results of its 2014 Annual General Meeting which was held on December 18, 2014 in Beijing, China. Its shareholders have adopted several resolutions.

The shareholders of KZ voted to: (1) Re-elect Mr. Jay Chang as a Director and Mr. Xiaolong Li as an Independent Director for each three-year terms. (2) Appoint Mr. Zhi Wang as a new Independent Director for a 3-year term. (3) Appoint Mr. Tai Fan as a Director for a 1-year term and; (4) Reappoint Deloitte Touche Tohmatsu as the Company’s independent auditor for the fiscal year 2014.

Mr. Zhi Wang has served as chairman and President of the China Great Wall computer group Company from May 1995 to May 2004, has served as general manager of the China Great Wall computer group Company from December 1986 to May 1995. Mr. Wang led the Great Wall Group to a domestic famous high-tech enterprise group. Mr. Wang is a true "Godfather" level character of China's IT industry. In June 1985, Mr. Wang, as deputy director of the Computer Authority of the former Ministry of Electronics Industry, led microcomputer development team successfully developed China's first micro-computer - Great Wall 0520CH. Mr. Wang graduated from the Military Missile Engineering Department of Harbin Military Engineering College in 1966.

Mr. Tai Fan has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated from the State University of New Jersey, Rutgers with an EMBA in 2003 and from Beijing College of Economics with a bachelor’s degree in Accounting in 1994.

For more detailed information regarding these resolutions, please review the 2014 Annual General Meeting Notice posted at ir.kongzhong.com.

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About Kongzhong

KongZhongCorporation(NASDAQ:KZ), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KongZhong has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy. For more information, please visit http://ir.kongzhong.com.

For information, please contact:

Jay Chang		Liddy Li
Chief Finance Officer		Investor Relationship Director
KongZhong Corporation		KongZhong Corporation
Tel:	+86-10-8857-6000	Tel:	+86-10-6810-9893
Fax:	+86-10-8857-5891	Fax:	+86-10-6810-9402
Email:	ir@kongzhong.com	Email:	lijia3@kongzhong.com

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